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                                                                    EXHIBIT 99.7

       CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Annual Report on Form 40-F and in the Registration Statement on Form S-8 (No. 333-109970) of our report dated March 4, 2005 relating to the consolidated financial statements of Gerdau Ameristeel Corporation, filed as part of this Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP
Tampa, Florida
March 30, 2005